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                    September 26, 2023

       Thomas E. Long
       Co-Chief Executive Officer
       Energy Transfer LP
       8111 Westchester Drive, Suite 600
       Dallas, Texas 75225

                                                        Re: Energy Transfer LP
                                                            Registration
Statement on Form S-4
                                                            Filed September 15,
2023
                                                            File No. 333-274526

       Dear Thomas E. Long:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Energy & Transportation
       cc:                                              Atma Kabad, Esq., of
Kirkland & Ellis LLP